SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Ocular Therapeautix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67576A 100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 67576 A100	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners V, L.P. (“PVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,186,860 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, and Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

1,186,860 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,186,860
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.80%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 67576 A100	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

23,137 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

23,137 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,137
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 67576 A100	Page 4 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

8,137 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

8,137 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,137
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 67576 A100	Page 5 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

11,875 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

11,875 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,875
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 67576 A100	Page 6 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,230,009 shares, of which 1,186,860 shares are directly owned by PVP V, 23,137 shares are directly owned by PVPE V, 8,137 shares are directly owned by PVPFF V and 11,875 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

1,230,009 shares, of which 1,186,860 shares are directly owned by PVP V, 23,137 shares are directly owned by PVPE V, 8,137 shares are directly owned by PVPFF V and 11,875 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V and may be deemed to have sole power to dispose of these shares), may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,009
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 67576 A100	Page 7 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,230,009 shares, of which 1,186,860 shares are directly owned by PVP V, 23,137 shares are directly owned by PVPE V, 8,137 shares are directly owned by PVPFF V and 11,875 shares are directly owned by PVPSFF V. McGuire is a managing member of PVM V, which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

1,230,009 shares, of which 1,186,860 shares are directly owned by PVP V, 23,137 shares are directly owned by PVPE V, 8,137 shares are directly owned by PVPFF V and 11,875 shares are directly owned by PVPSFF V. McGuire is a managing member of PVM V, which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,009
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 67576 A100	Page 8 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,230,009 shares, of which 1,186,860 shares are directly owned by PVP V, 23,137 shares are directly owned by PVPE V, 8,137 shares are directly owned by PVPFF V and 11,875 shares are directly owned by PVPSFF V. Flint is a managing member of PVM V, which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

1,230,009 shares, of which 1,186,860 shares are directly owned by PVP V, 23,137 shares are directly owned by PVPE V, 8,137 shares are directly owned by PVPFF V and 11,875 shares are directly owned by PVPSFF V. Flint is a managing member of PVM V, which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,009
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 67576 A100	Page 9 of 14

SCHEDULE 13G

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2014 (the “Original Schedule 13G”, together with this Amendment No. 1, the “Schedule 13G”), by the Reporting Persons, with respect to shares of Common Stock, $0.0001 par value per share of the Issuer (“Common Stock”) beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the disposition of Common Stock by the Reporting Persons that resulted from a sale of Common Stock. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13G is as set forth in the Original Schedule 13G. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13G.

ITEM 4.	OWNERSHIP

Item 4 of the Original Schedule 13G is hereby amended to add the following statements:

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 24,734,187 shares of Common Stock outstanding as reported on the Issuer’s Form 10-Q, Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as filed with the Securities and Exchange Commission of November 10, 2015.

The following information with respect to the ownership of Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2015:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP No: 67576 A100	Page 10 of 14

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No: 67576 A100	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

CUSIP No: 67576 A100	Page 12 of 14

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Mary Blair
Name:	Mary Blair
Attorney-in-Fact

Signed pursuant to a Power of Attorney date February 16, 2016 included as an Exhibit to Schedule 13D/A filed with the Securities and Exchange Commission by Jonathan A. Flint and Terrance G. McGuire with respect to Imprivata, Inc.

CUSIP No: 67576 A100	Page 13 of 14

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Ocular Therapeautix, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 16, 2016

POLARIS VENTURE PARTNERS V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Mary Blair, Authorized Signatory

CUSIP No: 67576 A100	Page 14 of 14

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Mary Blair
Name:	Mary Blair
Attorney-in-Fact

Signed pursuant to a Power of Attorney date February 16, 2016 included as an Exhibit to Schedule 13D/A filed with the Securities and Exchange Commission by Jonathan A. Flint and Terrance G. McGuire with respect to Imprivata, Inc.

Exhibit II

POWER OF ATTORNEY

The undersigned (the “Reporting Person”) hereby constitutes and appoints Mary Blair, signing singly, with full power of substitution, as the Reporting Person’s true and lawful attorney in fact to:

(1) prepare, execute in the Reporting Person’s name and on the Reporting Person’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the Reporting Person to make electronic filings with the SEC of Reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2) prepare and file on behalf of such Reporting Person any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the SEC pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to the Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, the securities of, any entity whose securities are beneficially owned (directly or indirectly) by the Reporting Person (“Portfolio Companies”);

(3) do and perform any and all acts for and on behalf of the Reporting Person which may be necessary or desirable to complete and execute any such Reports, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by, the Reporting Person, it being understood that the documents executed by such attorney in fact on behalf of the Reporting Person pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney in fact may approve in such attorney in fact’s discretion.

The Reporting Person hereby grants to such attorney in fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Reporting Person might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney in fact, or such attorney in fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The Reporting Person acknowledges that the foregoing attorney in fact, in serving in such capacity at the request of the Reporting Person, is not assuming any of the Reporting Person’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney with respect to the Reporting Person shall remain in full force and effect until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of Portfolio Companies, unless earlier revoked in a signed writing delivered to the foregoing attorney in fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 16th day of February, 2016.

Polaris Venture Management Co. V, L.L.C.

By:	/s/ Terrance G. McGuire
Name:	Terrance G. McGuire
Title:	Managing Member